Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Penn Virginia Corporation:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 33-59647, 333-96463, 333-82274, 333-96465, 333-103455, 333-143514 and 333-159304) and on Form S-3 (No. 333-143852) of Penn Virginia Corporation (the “Company”) of our report dated February 27, 2009, except for Note 24 of the consolidated financial statements as to which the date is June 2, 2009, with respect to the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, which report appears in this Current Report on Form 8-K. Our report refers to a change in the method of accounting for income tax uncertainties.

/s/ KPMG LLP

Houston, Texas

June 2, 2009